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SEC Mail Processing Section

MAY 25 2012

Washington DC
403

SECURITIE[illegible]N

12011338

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04-1-11 (MM/DD/YY) AND ENDING 03-31-12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPS Financial & Insurance Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18551 Von Karman Avenue, Suite 150
(No. and Street)

Irvine (City) CA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Barnes 949-863-0700 x 108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa Barnes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPS Financial & Insurance Services, Inc., as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Lisa Barnes
Signature

Finop
Title

see attached (KS)
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of Orange)

On May 22nd, 2012 before me, Kyle Smith, Notary Public
(insert name and title of the officer)

personally appeared Lisa Barnes,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

KYLE SMITH
Commission # 1912536
Notary Public - California
Orange County
My Comm. Expires Nov 8, 2014

Signature ______________ (Seal)

Re: Annual Audited Report - Form X-17A-5

CPS Financial & Insurance Services, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended March 31, 2012

Contents

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Auditor

Board of Directors
CPS Financial & Insurance Services, Inc.
Irvine, California

I have audited the accompanying statement of financial condition of CPS Financial & Insurance Services, Inc. (the Company) as of March 31, 2012 and related statements of income, changes in shareholder's equity and changes in financial condition for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of March 31, 2012 and the results of its operations, changes in shareholder's equity and changes in financial condition for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
May 18, 2012

CPS Financial & Insurance Services, Inc.
Statement of Financial Condition
March 31, 2012

Assets

Cash		
Checking	$	29,405
Savings		39,231
Money Markets		9,585
Total Cash		78,221
Securities at Market Value		286,279
Property and equipment net of depreciation of $2,380		426
Investment at base value		14,356
Receivables other		4,000
Prepaid expense		5,000
Total Assets	$	388,282

Liabilities and Shareholder's Equity

Liabilities		
Accounts payable	$	502
Accrued liability		25,257
Income tax payable		3,605
Total Liabilities		29,364
Shareholder's Equity		
Common stock ($1 par value, 100,000 shares authorized and issued; 6000 shares outstanding)		6,000
Paid-in capital		1,000
Retained earnings		351,918
Total Shareholder's Equity		358,918
Total Liabilities and Shareholder's Equity	$	388,282

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Statement of Income
For the Year Ended March 31, 2012

Revenues	
Commissions	$ 62,883
Other revenue (net)	838
Interest	417
Dividend	2,774
Mark to market - securities	78,443
Total Revenues	$ 145,355
Expenses	
Bad debt	$ 3,000
Commission expense	16,931
Depreciation	161
Dues	475
FINRA fees	5,000
Licenses	6,905
Professional services	87,591
Rent	12,000
Miscellaneous	(4,964)
Total Operating Expenses	127,099
Income before Tax Provision	18,256
Income Tax Provision	4,564
Net Income	$ 13,692

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended March 31, 2012

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total Equity
Balance, March 31, 2011	6,000	$ 6,000	$ 1,000	$ 338,226	$345,226
Net Income				13,692	13,692
Balance, March 31, 2012	6,000	$ 6,000	$ 1,000	$351,918	$358,918

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Statement of Changes in Financial Condition
For the Year Ended March 31, 2012

Cash Flows from Operating Activities:	
Net income	$ 13,692
Depreciation	161
Changes in operating assets and liabilities:	
Accounts receivable	4,000
Prepaid taxes	10,844
Receivables other	(4,000)
Prepaid expenses	(5,000)
Investment	1,162
Accounts payable	(280)
Accrued expenses	25,257
Commission payable	(1,128)
Income tax payable	3,605
Net cash provided by operating activities	48,313
Cash Flows from Investing Activities	
Securities, net	(181,726)
Net cash (used) from investing activities	(181,726)
Cash Flows from Financing Activities:	0
Net (decrease) in cash	(133,413)
Cash at beginning of year	211,634
Cash at end of year	$ 78,221
SUPPLEMENTAL INFORMATION	
Cash paid for income taxes:	
Federal tax	$ 0
State tax	0
Cash paid for interest	$ 0

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Notes to Financial Statements
March 31, 2012

NOTE 1 - NATURE OF BUSINESS

CPS Financial & Insurance Services, Inc. (the Company), a wholly owned subsidiary of Andrew A. Holden Family Trust, is a wholesaler of variable insurance products to other Financial Industry Regulatory Agency ("FINRA") member broker/dealers registered with the Securities and Exchange Commission under SEC Rule 15c3-3(a)(2)(vi). The Company was incorporated in the state of California on April 1, 1996 under the name CPS Financial Services, Inc. On October 9, 1997, the Company changed its name to CPS Financial & Insurance Services, Inc.

On May 21, 1997 the Company was approved for membership by the National Association of Securities Dealers subject to the execution of the restriction agreement. The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA. The Company will only act as a wholesaler of variable insurance products to other FINRA Regulation member broker/dealers. The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission. On May 11, 2009, CPS Insurance Services, the parent company sold the Company to Andrew A. Holden Family Trust.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the straight-line method over estimated economic lives which are generally five years.

Income taxes - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB ASC 740, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities. The income tax provision, all current, is comprised as follows:

Federal	$ 3,281
State	1,283
	$ 4,564

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Recent Accounting Pronouncements -- The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending March 31, 2012, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) or 6 2/3% of aggregate indebtedness whichever is greater as defined under such provisions. See page 9 for the computation of net capital.

NOTE 4 - RELATED PARTY

The Company has paid rent for the full year, in the amount of $12,000, to its former parent company.

CPS Financial & Insurance Services, Inc.
Notes to Financial Statements
March 31, 2012

NOTE 5 - INVESTMENT

The Company has invested in a private company with a 10 percent annual rate of return. This balance represents the equity balance as of December 31, 2011 on the private company's tax return.

NOTE 6 - SIPC

The Company is not a member of the Securities Investor Protection Corporation (SIPC).

NOTE 7 – OTHER REVENUE (NET)

Other revenue (net) represents net revenue earned on the investment in a private company (See Note 5)

Pass through entity income	$ 838
Total amount (net)	$ 838

NOTE 8 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end March 31, 2012 through May 18, 2012, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

CPS Financial & Insurance Services, Inc.
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
March 31, 2012

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 358,918
Nonallowable assets - schedule attached	(23,782)
Haircuts - schedule attached	(43,134)
Net Capital	$ 292,002
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6.66% of net aggregate indebtedness	$ 1,958
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 287,002
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 289,066
Computation of Aggregate Indebtedness	
Total Liabilities	$ 29,364
Percentage of aggregate indebtedness to net capital	10%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	
Unaudited net capital	$ 320,865
Audit adjustment accrued liability	(25,257)
Audit adjustment - other	(3,606)
Audited Net Capital	$ 292,002

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Non-Allowable Assets
March 31, 2012

Non –Allowable Assets		
Property and equipment, net	$	426
Investment		14,356
Receivables other		4,000
Prepaid expenses		5,000
	$	23,782

Haircuts			
Stocks at market value	$286,279 @ 15%	$	42,942
Market Fund	9,585@ 2%		192
		$	43,134

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of March 31, 2012

A computation of reserve requirement is not applicable to CPS Financial & Insurance Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

CPS Financial & Insurance Services, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of March 31, 2012

Information relating to possession or control requirements is not applicable to CPS Financial & Insurance Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PART II

Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
CPS Financial & Insurance Services, Inc.
Irvine, California

In planning and performing my audit of the financial statements of CPS Financial & Insurance Services, Inc. (the Company), as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
CPS Financial & Insurance Services, Inc.
Irvine, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
May 18, 2012